UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026.

Commission File Number: 001-39530

MindWalk Holdings Corp.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-256730 and 333-290949) and Registration Statements on Form F-3 (File Nos. 333-281312 and 333-297424) of the Registrant, MindWalk Holdings Corp.

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the three months ended July 31, 2026 and 2025
99.2	Condensed Interim Consolidated Financial Statements for the three months ended July 31, 2026 and 2025
99.3	CEO Certification (pursuant to Canadian regulations)
99.4	CFO Certification (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: September 14, 2026

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer